Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 August 2, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1562
         Defined Outcome Strategy: Market Linked Principal Preservation
                              Portfolio, Series 1
                       File Nos. 333-215788 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter responses to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1562, filed on September 20, 2017 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Defined Outcome
Strategy: Market Linked Principal Preservation Portfolio, Series 1 (the "Trust"). Please note that the name of the Trust has been changed from Guggenheim SPY Buffered Return Strategy Trust, Series 1 to Defined Outcome
Strategy: Market Linked Principal Preservation Portfolio, Series 1.

PROSPECTUS

Investment Summary -- Overview

     1. Please provide a policy to invest at least 80% of the value of the Trust's assets in shares of the SPDRa S&P 500a ETF or change the name of the Trust.

     Response: Please note that the name of the Trust has been changed as stated above.

     2. Disclose the significance of "buffered return" in the name of the Trust.

     Response: Please note that the name of the Trust has been changed as stated above.

     3. Please provide us with your legal analysis of how the redemption fee will be in compliance with the Investment Company Act of 1940, as amended (the "1940 Act").

     Response: The Trust's portfolio will include Flexible Exchange Options ("FLEX Options") linked to the SPDRa S&P 500a ETF Trust. Through its investment in FLEX Options, the Trust intends to deliver a targeted outcome for investors who maintain their position in the Trust for the life of the product. While the Trust's units will be redeemable for all unitholders in accordance with the 1940 Act and rules thereunder, the effect of redeeming units prior to the Trust's termination has the potential to impact the unitholders remaining in the Trust. As a result, the Trust intends to mitigate the potential impact of redeeming unitholders by imposing a maximum two percent redemption fee on units that are redeemed before the Trust's termination date.

     The Commission and its staff have previously permitted investment companies that issue redeemable securities to charge redemption fees to investors who redeem their interests prior to a predetermined time. The staff of the Commission has maintained a long-standing no-action letter position that an investment company may impose a redemption fee to cover legitimate expenses that may be incurred, including brokerage costs, odd-lot premiums, transfer taxes, administration fees, custodian fees, and registrar or transfer-agent fees.[1] The staff's position was codified in Rule 22c-2 of the 1940 Act, which permits open-end funds to charge a redemption fee, not to exceed two percent of the value of shares redeemed, to be retained by the fund.[2]

     Section 4(2)(C) of the 1940 Act requires unit investment trusts ("UITs") to issue only redeemable securities. Section 2(a)(32) of the 1940 Act defines a redeemable security, in relevant part, as a security that entitles a holder thereof to receive approximately her proportionate share of the issuer's current net assets, or the cash equivalent thereof. In Rule 22c-2 and the No-Action Letters, the Commission and the staff, respectively, took the position that an open-end fund may impose redemption fees of up to two percent on a security and such security would not be excluded from the definition of redeemable security as a result of such redemption fee.[3] The need to protect long-term investors from the costs of redeeming holders seeking to redeem their shares is not only associated with open-end funds, but also UITs. UITs are also subject to similar redemption-related expenses as open-end funds, including but not limited to brokerage costs, odd-lot premiums and administrative fees. Accordingly, the original policy goals of Rule 22c-2 and the No-Action Letters are equally applicable to UITs as they are to open-end funds.

     The Trust's redemption fee will be a defined amount set forth in the prospectus but in no event will it exceed two percent of the value of the units redeemed. The redemption fee and the circumstances in which it will and will not be applied will be made clear in the prospectus. The redemption fee will be paid to the Trust.

     The redemption fee will be set by the sponsor and the trustee before the Trust's deposit. The sponsor and the trustee are tasked with and capable of acting for the benefit of the Trust in several circumstances, and it is appropriate in this case to have them set the amount and terms of the redemption fee for the benefit of the Trust.

     Therefore, to protect its long-term investors, the sponsor believes Trust should be allowed to impose redemption fees of up to two percent to protect remaining unitholders in the Trust from the impact of redemptions.

Principal Investment Strategy

     4. Please consider revising the language in the bullet points under the second paragraph to clarify the examples.

     Response: The registration statement has been revised in accordance with this comment.

Additional Revisions

     As noted above, the Trust has changed its name. Similarly, the principal investment objectives and strategies, along with any corresponding risks, have been revised.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren


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1.   See Fidelity Advisor Korea Fund, Inc. (pub. avail. Mar. 7, 2001), Lord
     Abbett Funds, et al. (pub. avail. Mar. 31, 1994); Neuberger & Berman Genesis Fund Inc. (pub. avail. Sept. 27, 1988); Flag Investors Fund, Inc. (pub. avail. Aug. 31, 1984) (collectively, the "No-Action Letters"). See also PUBLIC POLICY IMPLICATIONS OF INVESTMENT COMPANY GROWTH, H.R. Rep. No. 89-2337 at 58, n. 156 (1966).

2.   See 1940 Act Rel. No. 26782 at 4 (Mar. 11, 2005).

3.   Id. at 12.